# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Conduit Pharmaceuticals Inc., CIK 0001896212
CUSIP: 20678X106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4851 Tamiami Trail North, Suite 200, Naples, Florida (FL), 34103
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-107836
Filed by CIK 0000901832

## Reporting persons
- AstraZeneca PLC: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 73,892; shared voting power 0; sole dispositive power 73,892; shared dispositive power 0; aggregate amount beneficially owned 73,892 (1.1% of the class)
  Comment: 1 Represents shares directly held by AstraZeneca AB, a wholly-owned subsidiary of AstraZeneca PLC. AstraZeneca PLC and AstraZeneca AB may each be deemed to have sole voting and dispositive power over the shares.
  2 See footnote 1.
  3 See footnote 1.
  4 The percentage ownership was calculated based on 6,662,755 shares of the issuer's common stock outstanding as of March 28, 2025, as reported in the issuer's Form 10-K filed with the Securities and Exchange Commission (the "SEC") on March 28, 2025.
- AstraZeneca AB: type of reporting person: corporation (CO); citizenship or place of organization: Sweden (V7); does not affirm membership in a group (box b); sole voting power 73,892; shared voting power 0; sole dispositive power 73,892; shared dispositive power 0; aggregate amount beneficially owned 73,892 (1.1% of the class)
  Comment: 5 See footnote 1.
  6 See footnote 1.
  7 See footnote 1.
  8 See footnote 4.

## Item 1. Issuer
Name of issuer: Conduit Pharmaceuticals Inc.
Address of issuer's principal executive offices: 4851 Tamiami Trail North, Suite 200 Naples, FL, 34103

## Item 2. Person Filing
Name of person filing: See response to 2(c)
Address of principal business office or, if none, residence: See response to 2(c)
Citizenship:
This statement is filed on behalf of:
AstraZeneca PLC
1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom
Citizenship: United Kingdom
AstraZeneca AB
SE-151 85 Sodertalje
Sweden
Citizenship: Sweden

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 73,892
Percent of class: 1.1%. The percentage stated herein is based on 6,662,755 shares of the issuer's common stock outstanding as of March 28, 2025, as reported in the issuer's Form 10-K filed with the SEC on March 28, 2025.
Sole power to vote or to direct the vote:
AstraZeneca PLC: 73,892 shares
AstraZeneca AB: 73,892 shares
Shared power to vote or to direct the vote:
AstraZeneca PLC: 0 shares
AstraZeneca AB: 0 shares
Sole power to dispose or to direct the disposition:
AstraZeneca PLC: 73,892 shares
AstraZeneca AB: 73,892 shares
Shared power to dispose or to direct the disposition:
AstraZeneca PLC: 0 shares
AstraZeneca AB: 0 shares

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- AstraZeneca PLC: /s/ Adrian Kemp, Adrian Kemp, Company Secretary (04/10/2025)
- AstraZeneca AB: /s/ Lars-Johan Cederbrant, Lars-Johan Cederbrant, Director and CFO (04/10/2025)